

August 25, 2023

Muhunthan Canagasooryam
Chief Executive Officer
Duo World, Inc.
No. 6, Charles Terrace
Off Alfred Place
Colombo 03, Sri Lanka

Re: Duo World, Inc.
Form 8-K
Filed August 16, 2023
File No. 000-55698

Dear Muhunthan Canagasooryam:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed on August 16, 2023

Item 4.02, page 1

1. We note your former auditor, CNGSN & Associates LLP, was not registered with the PCAOB. Since CNGSN & Associates LLP audited the financial statements for the fiscal year ended March 31, 2023, which you included in your Form 10-K, you disclose the financial statements for the fiscal year ended March 31, 2023 should not be relied on. Accordingly, please amend your filing to
   • indicate clearly whether you are filing under Item 4.02(a) or 4.02(b);
   • disclose whether the Board of Directors, Committee of the Board of Directors or authorized Officers concluded that your financial statements should no longer be relied on; or
   • disclose whether you were advised or notified that disclosure should be made or action taken to prevent future reliance on the previously issued audit report related to previously issued financial statements;

- clarify that as CNGSN & Associates LLP was not registered with the PCAOB, you may not include its audit reports or consents in filings with the Commission; and
- clarify that as CNGSN & Associates LLP audited a year that you are required to include in your filings with the Commission, you need a firm that is registered with the PCAOB to re-audit that year; and
- file any letter received from the accountant regarding disclosures being made by company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology